UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41769

Foremost Clean Energy Ltd.
(Translation of registrant's name into English)

750 West Pender Street, Suite 250
Vancouver, BC, V6C 2T7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Condensed Interim Consolidated Financial Statements for the six months ended September 30, 2024
99.2	Management Discussion and Analysis for the six months ended September 30, 2024
99.3	Form of Proxy
99.4	Abridgement Notice
99.5	Notice of Availability of Proxy Materials
99.6	Information Circular
99.7	Letter of Transmittal
99.8	Voting Instruction Form
99.9	Amended and Restated Arrangement Agreement
99.10	Form 52-109F2 Certification of Interim Filings by CEO
99.11	Form 52-109F2 Certification of Interim Filings by CFO
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foremost Clean Energy Ltd.
(Registrant)

Date: December 3, 2024	/s/ Jason Barnard
Jason Barnard
President and Chief Executive Officer